# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GCL Global Holdings Ltd, CIK 0002002045
CUSIP: G3777K103
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 29 TAI SENG AVE., #2-01, SINGAPORE, Singapore (U0), 534119
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0002051487
Persons authorized to receive notices and communications: Epicsoft Ventures Ltd., 29 TAI SENG AVE., #2-01, SINGAPORE, Singapore (U0), 534119, 6580427330

## Reporting persons
- Epicsoft Ventures Ltd. (CIK 0002051487): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 80,581,793; shared voting power 0; sole dispositive power 80,581,793; shared dispositive power 0; aggregate amount beneficially owned 80,581,793 (63.8% of the class)
  Comment: Choo See Wee is the sole director of Epicsoft Ventures Ltd. and holds 98% of its equity interests. Each of Choo See Ling, Choo See Wee's sister and a director of the Issuer, and a third-party individual holds the remaining 1% of the Epicsoft Ventures Ltd.
- Choo See Wee: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 80,581,793; shared voting power 0; sole dispositive power 80,581,793; shared dispositive power 0; aggregate amount beneficially owned 80,581,793 (63.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0001 per share
Name of issuer: GCL Global Holdings Ltd
Address of issuer's principal executive offices: 29 TAI SENG AVE., #2-01, SINGAPORE, Singapore (U0), 534119

## Item 2. Identity and Background
Name of person filing: Epicsoft Ventures Ltd. and Choo See Wee
Residence or business address: 29 Tai Seng Ave., #2-01, Singapore 534119
Present principal occupation or employment: Choo See Wee is the Chairman of the Issuer.
Criminal convictions in the last five years: During the last five years, neither Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Choo See Wee is a citizen of the Republic of Singapore.
Epicsoft Ventures Ltd. is a corporation incorporated in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 13, 2025 (the "Closing Date"), the Issuer consummated the transactions (the "Business Combination") contemplated by that certain agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), entered by and among (i) the Issuer, (ii) RF Acquisition Corp., a Delaware corporation ("RFAC"), (iii) Grand Centrex Limited, a British Virgin Islands business company ("GCL BVI"), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares ("GCL Global"), and, (v) for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the "Sponsor"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. Pursuant to the Merger Agreement, the Issuer issued 80,581,793 ordinary shares to the Reporting Person in exchange for his shares owned in GCL Global.

## Item 4. Purpose of Transaction
Purpose of transaction: The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Issuer's ordinary shares beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference. Percentage is calculated based on 126,276,394 ordinary shares issued and outstanding on February 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Items 3 and 14, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Merger Agreement, as amended, under Item 3 are incorporated herein by reference. The summary of certain provisions of the Merger Agreement in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 1, 2, 3, 4, and 5 respectively, hereto and are incorporated herein by reference.

Lock-Up Agreements

In connection with the closing of the Business Combination, the Issuer entered into Lock-up Agreements with the Reporting Persons on February 13, 2025, pursuant to which each agrees, without the prior written consent of the Issuer's board, not to:

(i) sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, (a) any ordinary shares of the Issuer, or (b) any securities convertible into or exercisable or exchangeable for ordinary shares of the Issuer, in each case, held by him immediately after the Closing Date (the "Lock-up Shares"), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, "Transfer") until the earlier of (1) 12 months commencing from the Closing Date and (2) subsequent to the Mergers, (x) the date on which the last sale price of the ordinary shares of the Issuer equals or exceeds $12.00 per ordinary shares of the Issuer (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the consummation of the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Issuer's shareholders having the right to exchange their ordinary shares of the Issuer for cash, securities or other property (the "Lock-Up Period").

References to and descriptions of the Lock-Up Agreement herein are qualified in their entirety by reference to the form of Lock-Up Agreement filed as Exhibit 5 to this Statement and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Lock-up Agreement dated February 13, 2025, entered by Epicsoft Ventures Ltd. and the Issuer 2. Joint Filing Statement

## Signatures
- Epicsoft Ventures Ltd.: /s/ Choo See Wee, Choo See Wee / Sole Director of Epicsoft Ventures Ltd. (02/20/2025)
- Choo See Wee: /s/ Choo See Wee, Choo See Wee (02/20/2025)